UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) August 11, 2021

The ExOne Company

(Exact name of registrant as specified in its charter)

Delaware	001-35806	46-1684608
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

127 Industry Boulevard North Huntingdon, Pennsylvania	15642
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (724) 863-9663

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock	XONE	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (the “Exchange Act”) (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On August 11, 2021, The ExOne Company (the “Company”) issued a press release relating to its 2021 second quarter financial results. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1.

The information in Item 2.02 of this Current Report and Exhibit 99.1 hereto are being furnished and shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. The information in Item 2.02 of this Current Report and Exhibit 99.1 hereto shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

Item 7.01 Regulation FD Disclosure.

On August 11, 2021, Desktop Metal, Inc. (“DM”) and the Company issued a joint press release announcing, among other things, the execution of an Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 11, 2021, by and among the Company, DM, Texas Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of DM (“Merger Sub I”) and Texas Merger Sub II, LLC, a Delaware limited liability company and wholly-owned subsidiary of DM (“Merger Sub II”), pursuant to which, subject to the terms and conditions of the Merger Agreement, Merger Sub I will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of DM (the “First Merger”) and immediately thereafter, the Company will merge with and into Merger Sub II, with Merger Sub II surviving the subsequent merger (the “Second Merger”, and, together with the First Merger, the “Mergers”).

Subject to the terms and conditions of the Merger Agreement, stockholders of the Company will receive, in exchange for each share of our common stock held immediately prior to the Mergers, (i) $8.50 in cash (subject to adjustment) and (ii) a number of shares of DM common stock, equal to the Exchange Ratio (defined below).

The “Exchange Ratio” shall be determined based on DM’s 20-day average closing stock price three trading days prior to closing: (i) if the average closing DM stock price is greater than or equal to $9.70, then the Exchange Ratio shall be set at 1.7522; (ii) if the average closing DM stock price is less than or equal to $7.94, then the Exchange Ratio shall be set at 2.1416; (iii) if the average closing DM stock price is less than $9.70 but greater than $7.94, then the Exchange Ratio shall be equal to 1.9274 multiplied by (B) $8.82 divided by (y) the average closing DM stock price.

The Merger Agreement provides each of the Company and DM with certain termination rights and, under certain circumstances, may require the Company or DM to pay a termination fee.

The parties expect the transaction to close in the fourth quarter of 2021, subject to the receipt of required regulatory approvals, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, approvals of the Company stockholders and other customary closing conditions.

A copy of this joint press release is attached hereto as Exhibit 99.2.

The Company also intends to provide supplemental information regarding the proposed transaction in connection with an investor conference call it will host with DM on August 11, 2021 to discuss the Merger.

The information in Item 7.01 of this Current Report and Exhibits 99.2, hereto are being furnished and shall not be deemed “filed” for the purpose of Section 18 of the Exchange Act. The information in Item 7.01 of this Current Report and Exhibits 99.2, hereto shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act.

Additional Information and Where to Find It

This communication relates to a proposed transaction between DM and the Company. In connection with the proposed transaction, DM will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a document that serves as a proxy statement/prospectus of DM. A proxy statement/prospectus will be sent to all of the Company’s stockholders. Each party also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and the Company’s stockholders may obtain free copies of the proxy statement/prospectus (when available) and other documents that are filed or will be filed with the SEC by DM or the Company through the website maintained by the SEC at www.sec.gov. The documents filed by DM with the SEC also may be obtained free of charge at DM’s website at ir.desktopmetal.com. The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at investor.exone.com.

Participants in the Solicitation

DM and the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the Company’s proxy statement for its Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 1, 2021. Information about DM’s directors and executive officers is set forth in DM’s proxy statement for its Annual Meeting of Stockholders on Schedule 14A filed with the SEC on June 17, 2021. To the extent that holdings of DM’s or the Company’s securities have changed since the amounts printed in DM’s or the Company’s proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Safe Harbor Regarding Forward Looking Statements

This communication relates to a proposed business combination between DM and the Company and may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to the Company’s future financial or business performance, strategies, or expectations. Forward-looking statements typically are identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” as well as similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could” and “may.”

The Company cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and the Company assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to risk factors previously disclosed in the Company’s filings with the SEC, including its Annual Report on Form 10-K, the following factors, among others, could cause results to differ materially from forward-looking statements or historical performance: the severity and duration of world health events, including the COVID-19 outbreak and the related economic repercussions and operational challenges; the ability of DM and the Company to consummate the proposed transaction in a timely manner or at all, including the ability to secure regulatory approvals; impact to the Company’s business if the transaction is not consummated; successful integration of DM’s and the Company’s businesses and realization of synergies and benefits; the ability of DM to implement business plans, forecasts and other expectations following the completion of the transaction; risk that actual performance and financial results following completion of the transaction differ from projected performance and results; business disruption following the transaction; the Company’s ability to consistently generate operating profits; fluctuations in the Company’s revenues and operating results; the Company’s competitive environment and its competitive position; the Company’s ability to enhance its current 3D printing machines and technology and to develop and introduce new 3D printing machines; the Company’s ability to qualify more industrial materials in which it can print; demand for the Company’s products; the availability of skilled personnel; the impact of loss of key management; the impact of customer specific terms in machine sale agreements in determining the period in which the Company recognizes revenue; risks related to global operations including effects of foreign currency and COVID-19; dependency on certain critical suppliers; nature or impact of alliances and strategic investments; reliance on critical information technology systems; the effect of litigation, contingencies and warranty claims; liabilities under laws and regulations protecting the environment; the impact of governmental laws and regulations; operating hazards, cyberattacks, war, terrorism and cancellation or unavailability of insurance coverage; the impact of disruption of the Company’s manufacturing facilities or ExOne Adoption Centers; the adequacy of the Company’s protection of its intellectual property; expectations regarding demand for the Company’s industrial products, and other matters with regard to outlook; and other factors beyond our control, including the impact of COVID-19.

These and other important factors, including those discussed under Item 1A, “Risk Factors” and Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K,

and under Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, may cause the Company’s actual results of operations to differ materially from any future results of operations expressed or implied by the forward-looking statements contained therein. Before making a decision to purchase DM Common Stock, you should carefully consider all of the factors identified in its Annual Report on Form 10-K and Quarterly Report on Form 10-Q that could cause actual results to differ from these forward-looking statements.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release of the Company dated August 11, 2021 titled “The ExOne Company Reports Second Quarter 2021 Results”.

99.2	Joint Press Release of DM and the Company dated August 11 2021 titled “Desktop Metal to Acquire ExOne, Cementing its Leadership in Additive Manufacturing for End-Use Mass Production.”

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

August 11, 2021	The ExOne Company
(Date)	(Registrant)

/s/Douglas D. Zemba
Douglas D. Zemba Chief Financial Officer

Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE

The ExOne Company Reports Second Quarter 2021 Results

•	Record second quarter revenue of $18.8 million increased 69% year-on-year and 44% sequentially

•	Second quarter revenue includes an all-time quarterly record for recurring revenue of $8.3 million, up 34% year-on-year, driven by material sales

•	Record backlog of $48.7 million increased 27% year-on-year

•	ExOne enters into definitive agreement to be acquired by Desktop Metal, Inc.

NORTH HUNTINGDON, PA, August 11, 2021 – The ExOne Company (Nasdaq: XONE) (“ExOne” or the “Company”), the global leader in industrial sand and metal 3D printers using binder jetting technology, today reported financial results for the second quarter ended June 30, 2021.

ExOne will not host a conference call to discuss its results for the second quarter of 2021 or provide forward guidance, due to the announced proposed acquisition of ExOne by Desktop Metal, Inc (“Desktop Metal”). Information relating to the proposed acquisition can be found at the Desktop Metal investor relations website – https://ir.desktopmetal.com.

“The ExOne Team is proud to deliver a record second quarter revenue result, driven by market momentum we continue to see for our portfolio of products, which we believe is the strongest in the company’s history and also in the binder jet marketplace, as well as an all-time high in both quarterly recurring revenue and backlog,” said John Hartner, ExOne’s CEO.

“We’re also benefiting from secular trends that we believe will continue to lift ExOne long into the future, such as a desire to lightweight cars and aircraft for sustainability benefits. While COVID-19 continues to cast uncertainty over the markets we serve, we also see early signs of an economic restart, led by the U.S. market, and a shift in manufacturing approach as a direct result of the pandemic that also benefits ExOne. We’re talking to an increasing number of manufacturers who are looking to de-risk and shorten supply chains in a way that supports increased interest in additive manufacturing technologies such as binder jetting for more localized production.”

Q2 2021 Revenue Summary

	Three Months Ended					Six Months Ended
(in thousands)	June 30,					June 30,
Revenue by Product Line	2021		2020		% Change	2021		2020		% Change
3D Printing Machines	$10,503	56%	$4,898	44%	114%	$15,408	48%	$11,215	46%	37%
3D Printed and Other Products, Materials and Services	8,279	44%	6,201	56%	34%	16,395	52%	13,267	54%	24%

Total Revenue	$18,782	100%	$11,099	100%	69%	$31,803	100%	$24,482	100%	30%

Q2 2021 Financial Results Summary

The following summarizes ExOne’s financial results for the second quarter ended June 30, 2021:

•

Revenue was $18.8 million representing a record second quarter performance for the Company and an increase of 69% compared to the year-ago quarter. Revenue from 3D printing machines increased 114% compared to the prior year quarter as a result of an increase in volumes (18 units in Q2 2021 compared to eight units in Q2 2020) slightly offset by an unfavourable mix of machines sold. Recurring revenue (3D printed and other products, materials and services) increased 34% compared to the year-ago period, led by a record quarterly period for consumable material sales driven by the developing global economic restart and an expansion of our global installed base of printers. In addition, revenue from funded research and development services, largely in support of future production metal equipment sale opportunities, increased comparably based on continued investments in our Production Adoption Model. Despite these increases, revenue for both product groups continued to be impacted by COVID-19, including disruptions to domestic and international shipping and travel, in addition to negative macroeconomic effects, particularly in Europe and Asia.

•

Gross margin was 26.0%, compared to 27.8% in the second quarter of 2020. The decrease was primarily due to the continued impact of operating inefficiencies and challenges driven by the COVID-19 operating environment resulting in higher input costs, low contribution margin on X1 25Pro system sales following their initial introduction to market and an increase in productive workforce costs to meet increased demand from customers.

•

Research and development expenses were $3.0 million, compared to $2.4 million in the second quarter of 2020. The increase was primarily due to higher employee-related costs and certain material costs incurred associated with systems and materials development of binder jetting technology.

•

Selling, general and administrative expenses were $7.2 million, compared to $4.5 million in the second quarter of 2020. The increase was primarily due to higher employee-related costs for investments in the Company’s commercial infrastructure and higher variable selling expenses based on higher revenues, as well as increases in consulting and professional fees and other corporate overhead costs following certain cost reductions brought about by COVID-19 during the second quarter of 2020.

•	Net loss was $5.6 million, or $0.25 per fully diluted share, compared with a net loss of $4.0 million, or $0.24 per fully diluted share, in the second quarter of 2020.

•

Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), a non-GAAP measure, was a loss of $4.1 million, compared with a loss of $2.4 million in the second quarter of 2020. Refer to the attached table captioned “Adjusted EBITDA Reconciliation” and the section below titled “Non-GAAP Financial Measure” for important disclosures regarding the Company’s definition and use of Adjusted EBITDA as well as a reconciliation of net loss (the most directly comparable measure under accounting principles generally accepted in the United States (“GAAP”)) to Adjusted EBITDA. ExOne management believes that, when used in conjunction with other measures prepared in accordance with GAAP, Adjusted EBITDA assists in the understanding of its financial results.

•

Cash, cash equivalents and restricted cash as of June 30, 2021 decreased to $129.5 million, from $138.3 million at March 31, 2021. The decrease was driven by cash outflows from operations of $7.3 million mostly due to the widening net loss, net of noncash items for the period, and net cash outflows from working capital changes driven by an increase in inventories to support expanded contractual backlog and a reduction in cash inflows from customers based on timing of payments. In addition, capital expenditures for Q2 2021 were $1.6 million, including the acquisition of certain intellectual property and property and equipment associated with Freshmade 3D.

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Conference Call Information

Desktop Metal will host a joint conference call on August 11, 2021 at 4:30 p.m. EST to discuss second quarter 2021 results and the ExOne acquisition announcement. Participants may access the call at 1-877-300-8521, international callers may use 1-412-317-6026, and request to join the Desktop Metal financial results conference call. A simultaneous webcast of the conference call, and the accompanying financial results presentation and transaction overview presentation may be accessed online from a link in the Events & Presentations section of https://ir.desktopmetal.com. A replay will be available shortly after the conclusion of the conference call at the same website.

Non-GAAP Financial Measure

This press release includes a non-GAAP financial measure that is not prepared in accordance with, nor as an alternative to, GAAP. In addition, this non-GAAP financial measure is not based on any standardized methodology prescribed by GAAP and is not necessarily comparable to a similarly titled measure presented by other companies.

The table captioned “Adjusted EBITDA Reconciliation” in this press release provides a reconciliation of net loss (the most directly comparable GAAP measure) to Adjusted EBITDA.

ExOne defines Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) as net income (loss) (as calculated under accounting principles generally accepted in the United States (“GAAP”)) plus interest expense, provision (benefit) for income taxes, depreciation and amortization, equity-based compensation, gain from sale-leaseback of property and equipment and other expense – net. Use of Adjusted EBITDA, as defined under SEC rules, is intended as a supplemental measure of ExOne’s performance that is not required by, or presented in accordance with, GAAP. The presentation of Adjusted EBITDA is not intended to be a substitute for, and should not be considered in isolation from, net loss reported in accordance with GAAP. The Company’s presentation of Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

The Company believes that Adjusted EBITDA is meaningful to its investors to enhance their understanding of ExOne’s financial results. Although Adjusted EBITDA is not necessarily a measure of the Company’s ability to fund its cash needs, the Company understands that it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and to compare ExOne’s performance with the performance of other companies that report Adjusted EBITDA.

About ExOne

ExOne is the pioneer and global leader in binder jet 3D printing technology. Since 1995, we’ve been on a mission to deliver powerful 3D printers that solve our customers’ toughest problems and enable world-changing innovations. Our 3D printing systems quickly transform powder materials — including metals, ceramics, composites and sand — into precision parts, metalcasting molds and cores, and innovative tooling solutions. Industrial customers use our technology to save time and money, reduce waste, increase their manufacturing flexibility, and deliver designs and products that were once impossible. As home to the world’s leading team of binder jetting experts, ExOne also provides specialized 3D printing services, including on-demand production of mission-critical parts, as well as engineering and design consulting. Learn more about ExOne at www.exone.com or on Twitter at @ExOneCo.

About Desktop Metal

Desktop Metal, Inc., based in Burlington, Massachusetts, is accelerating the transformation of manufacturing with an expansive portfolio of 3D printing solutions, from rapid prototyping to mass production. Founded in 2015 by leaders in advanced manufacturing, metallurgy, and robotics, the

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company is addressing the unmet challenges of speed, cost, and quality to make additive manufacturing an essential tool for engineers and manufacturers around the world. Desktop Metal was selected as one of the world’s 30 most promising Technology Pioneers by the World Economic Forum and named to MIT Technology Review’s list of 50 Smartest Companies.

For more information, visit www.desktopmetal.com.

Additional Information and Where to Find It

This press release relates to a proposed transaction between Desktop Metal and the Company. In connection with the proposed transaction, Desktop Metal will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a document that serves as a proxy statement/prospectus of Desktop Metal. A proxy statement/prospectus will be sent to all of the Company’s stockholders. Each party also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and the Company’s stockholders may obtain free copies of the proxy statement/prospectus (when available) and other documents that are filed or will be filed with the SEC by Desktop Metal or the Company through the website maintained by the SEC at www.sec.gov. The documents filed by Desktop Metal with the SEC also may be obtained free of charge at Desktop Metal’s website at ir.desktopmetal.com. The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at investor.exone.com.

Participants in the Solicitation

Desktop Metal and the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the Company’s proxy statement for its Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 1, 2021. Information about Desktop Metal’s directors and executive officers is set forth in Desktop Metal’s proxy statement for its Annual Meeting of Stockholders on Schedule 14A filed with the SEC on June 17, 2021. To the extent that holdings of Desktop Metal’s or the Company’s securities have changed since the amounts printed in Desktop Metal’s or the Company’s proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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Safe Harbor Regarding Forward Looking Statements

This news release relates to a proposed business combination transaction between Desktop Metal and the Company and may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to the Company’s future financial or business performance, strategies, or expectations. Forward-looking statements typically are identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” as well as similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could” and “may.”

The Company cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and the Company assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to risk factors previously disclosed in the Company’s filings with the SEC), including its Annual Report on Form 10-K, the following factors, among others, could cause results to differ materially from forward-looking statements or historical performance: the severity and duration of world health events, including the COVID-19 outbreak and the related economic repercussions and operational challenges; the ability of Desktop Metal and the Company to consummate the proposed transaction in a timely manner or at all, including the ability to secure regulatory approvals; impact to the Company’s business if the transaction is not consummated; successful integration of Desktop Metal’s and the Company’s businesses and realization of synergies and benefits; the ability of Desktop Metal to implement business plans, forecasts and other expectations following the completion of the transaction; risk that actual performance and financial results following completion of the transaction differ from projected performance and results; business disruption following the transaction; the Company’s ability to consistently generate operating profits; fluctuations in the Company’s revenues and operating results; the Company’s competitive environment and its competitive position; ExOne’s ability to enhance its current 3D printing machines and technology and to develop and introduce new 3D printing machines; the Company’s ability to qualify more industrial materials in which it can print; demand for ExOne’s products; the availability of skilled personnel; the impact of loss of key management; the impact of customer specific terms in machine sale agreements in determining the period in which the Company recognizes revenue; risks related to global operations including effects of foreign currency and COVID-19; dependency on certain critical suppliers; nature or impact of alliances and strategic investments; reliance on critical information technology systems; the effect of litigation, contingencies and warranty claims; liabilities under laws and regulations protecting the environment; the impact of governmental laws and regulations; operating hazards, cyberattacks, war, terrorism and cancellation or unavailability of insurance coverage; the impact of disruption of the Company’s manufacturing facilities or ExOne Adoption Centers; the adequacy of ExOne’s protection of its intellectual property; expectations regarding demand for the Company’s industrial products, and other matters with regard to outlook; and other factors beyond our control, including the impact of COVID-19.

These and other important factors, including those discussed under Item 1A, “Risk Factors” and Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K, and under Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, may cause the Company’s actual results of operations to differ materially from any future results of operations expressed or implied by the forward-looking statements contained therein. Before making a decision to purchase ExOne common stock, you should carefully consider all of the factors identified in its Annual Report on Form 10-K and Quarterly Report on Form 10-Q that could cause actual results to differ from these forward-looking statements.

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For more information, contact:

Doug Zemba	Monica Gould
Chief Financial Officer	Investor Relations
(724) 765-1331	(212) 871-3927
douglas.zemba@exone.com	investor.relations@exone.com

FINANCIAL TABLES FOLLOW.

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The ExOne Company

Condensed Statement of Consolidated Operations and Comprehensive Loss (Unaudited)

(in thousands, except per-share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Revenue	$18,782	$11,099	$31,803	$24,482
Cost of sales	13,906	8,009	24,927	17,763

Gross profit	4,876	3,090	6,876	6,719
Operating expenses
Research and development	3,008	2,369	5,632	4,845
Selling, general and administrative	7,198	4,488	13,091	10,651
Gain from sale-leaseback of property and equipment	—	—	—	(1,462)

	10,206	6,857	18,723	14,034

Loss from operations	(5,330)	(3,767)	(11,847)	(7,315)
Other expense
Interest expense	7	53	167	117
Other expense – net	236	195	111	5

	243	248	278	122

Loss before income taxes	(5,573)	(4,015)	(12,125)	(7,437)
Provision (benefit) for income taxes	1	8	(411)	234

Net loss	$(5,574)	$(4,023)	$(11,714)	$(7,671)

Net loss per common share:
Basic	$(0.25)	$(0.24)	$(0.54)	$(0.47)
Diluted	$(0.25)	$(0.24)	$(0.54)	$(0.47)
Comprehensive loss:
Net loss	$(5,574)	$(4,023)	$(11,714)	$(7,671)
Other comprehensive income (loss):
Foreign currency translation adjustments	223	370	(897)	(468)

Comprehensive loss	$(5,351)	$(3,653)	$(12,611)	$(8,139)

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The ExOne Company

Condensed Consolidated Balance Sheet (Unaudited)

(in thousands, except per-share and share amounts)

	June 30,	December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$127,931	$49,668
Restricted cash	1,536	508
Accounts receivable – net	6,511	5,225
Current portion of net investment in sales-type leases – net	237	229
Inventories – net	22,986	20,562
Prepaid expenses and other current assets	6,697	4,451

Total current assets	165,898	80,643
Property and equipment, net of accumulated depreciation of $20,809 (2021) and $20,823 (2020)	23,269	21,300
Operating lease right-of-use assets	3,031	4,043
Net investment in sales-type leases – net of current portion – net	388	509
Other noncurrent assets	898	794

Total assets	$193,484	$107,289

Liabilities
Current liabilities:
Current portion of long-term debt	$2,194	$1,622
Current portion of operating lease liabilities	1,952	1,958
Accounts payable	6,006	4,501
Accrued expenses and other current liabilities	5,587	4,978
Current portion of contract liabilities	14,983	13,586

Total current liabilities	30,722	26,645
Long-term debt – net of current portion	—	1,783
Operating lease liabilities – net of current portion	1,079	2,085
Contract liabilities – net of current portion	87	159
Other noncurrent liabilities	338	314

Total liabilities	32,226	30,986
Contingencies and commitments
Stockholders’ equity
Common stock, $0.01 par value, 200,000,000 shares authorized, 22,032,751 (2021) and 20,009,157(2020) shares issued and outstanding	220	200
Additional paid-in capital	315,659	218,113
Accumulated deficit	(143,586)	(131,872)
Accumulated other comprehensive loss	(11,035)	(10,138)

Total stockholders’ equity	161,258	76,303

Total liabilities and stockholders’ equity	$193,484	$107,289

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The ExOne Company

Condensed Statement of Consolidated Cash Flows (Unaudited)

(in thousands)

	Six Months Ended June 30,
	2021	2020
Operating activities
Net loss	$(11,714)	$(7,671)
Adjustments to reconcile net loss to net cash used for operations:
Depreciation and amortization	1,862	2,107
Equity-based compensation	658	449
Amortization of debt issuance costs	7	29
Recoveries for bad debts – net	(53)	(19)
Provision for slow-moving, obsolete and lower of cost or net realizable value inventories – net	218	305
Foreign exchange losses (gains) on intercompany transactions – net	104	(51)
Gain from sale-leaseback of property and equipment	—	(1,462)
Deferred income taxes	—	195
Loss on extinguishment of debt	119	—
Changes in assets and liabilities, excluding effects of foreign currency translation adjustments:
(Increase) decrease in accounts receivable	(1,365)	2,016
Decrease in net investment in sales-type leases	112	20
Increase in inventories	(4,859)	(5,369)
Increase in prepaid expenses and other assets	(1,228)	(1,035)
Increase (decrease) in accounts payable	1,573	(821)
Decrease in accrued expenses and other liabilities	(187)	(458)
Increase in contract liabilities	1,552	4,428

Net cash used for operating activities	(13,201)	(7,337)
Investing activities
Capital expenditures	(2,689)	(591)
Proceeds from sale of property and equipment	—	16,229

Net cash (used for) provided by investing activities	(2,689)	15,638
Financing activities
Proceeds from borrowings on long-term debt	—	2,194
Payments on long-term debt	(1,226)	(78)
Proceeds from exercise of employee stock options	1,449	541
Proceeds from common stock offerings, net of issuance costs	95,288	2,894
Other	(15)	(29)

Net cash provided by financing activities	95,496	5,522
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(315)	100

Net change in cash, cash equivalents, and restricted cash	79,291	13,923
Cash, cash equivalents, and restricted cash at beginning of period	50,176	6,243

Cash, cash equivalents, and restricted cash at end of period	$129,467	$20,166

Supplemental disclosure of noncash investing and financing activities
Transfer of internally developed 3D printing machines from inventories to property and equipment for internal use or leasing activities	$2,431	$1,834

Transfer of internally developed 3D printing machines from property and equipment to inventories for sale	$629	$1,107

Property and equipment included in accounts payable	$256	$41

Unsettled proceeds from at-the-market offerings of common stock, net of issuance costs	$—	$204

- ### -

The ExOne Company

Adjusted EBITDA Reconciliation (Unaudited)

(in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net loss	$(5.6)	$(4.0)	$(11.7)	$(7.7)
Interest expense	0.0	0.0	0.1	0.1
Provision (benefit) for income taxes	0.0	0.0	(0.4)	0.3
Depreciation and amortization	0.9	1.2	1.9	2.1
Equity-based compensation	0.4	0.2	0.7	0.5
Gain from sale-leaseback of property and equipment	—	—	—	(1.5)
Other expense – net	0.2	0.2	0.1	0.0

Adjusted EBITDA	$(4.1)	$(2.4)	$(9.3)	$(6.2)

- ### -

Exhibit 99.2

DESKTOP METAL TO ACQUIRE EXONE, CEMENTING

ITS LEADERSHIP IN ADDITIVE MANUFACTURING

FOR MASS PRODUCTION

August 11, 2021

Acquisition Joins Two Additive Manufacturing Pioneers

and Complementary Technology Platforms to Further

Accelerate the Adoption of Additive Manufacturing 2.0

BOSTON, MA and NORTH HUNTINGDON, PA – Desktop Metal, Inc. (NYSE: DM) (“Desktop Metal”) and The ExOne Company (NASDAQ: XONE) (“ExOne”) announced today they have entered into a definitive agreement pursuant to which Desktop Metal will acquire all of the issued and outstanding shares of ExOne common stock. Under the terms of the agreement, ExOne shareholders will receive $8.50 in cash and $17.00 in shares of Desktop Metal common stock for each share of ExOne common stock, for a total consideration of $25.50 per share, representing a transaction value of $575 million, subject to a collar mechanism as described below and implying a 47.6% premium to the closing price of ExOne’s common stock on August 11, 2021 and a 43.9% premium based on the 30-day average closing price of ExOne common stock. The transaction value also implies an acquisition multiple of 6.4x 2021 consensus revenue estimates for ExOne.

“We are thrilled to bring ExOne into the DM family to create the leading additive manufacturing portfolio for mass production,” said Ric Fulop, Founder and CEO of Desktop Metal. “We believe this acquisition will provide customers with more choice as we leverage our complementary technologies and go-to-market efforts to drive continued growth. This transaction is a big step in delivering on our vision of accelerating the adoption of additive manufacturing 2.0.”

“We are excited to join forces with Desktop Metal to deliver a more sustainable future through our shared vision of additive manufacturing at high production volumes,” said John Hartner, CEO of ExOne. “We believe our complementary platforms will better serve customers, accelerate adoption of green technologies, and drive increased shareholder value. Most importantly, our technologies will help drive important innovations at meaningful production volumes that can improve the world.”

More and more businesses turning to additive manufacturing expect solutions that address all of their requirements across speed, cost, resolution, and part size. The acquisition of ExOne extends Desktop Metal’s product platforms with complementary solutions to create a comprehensive portfolio combining throughput, flexibility, and materials breadth while allowing customers to optimize production based on their specific application needs. By combining ExOne’s direct sales force with Desktop Metal’s global distribution network of over 200 channel partners, the combined company will enable broader access to additive manufacturing solutions for businesses of all sizes while delivering increased materials innovation to provide customers with more choice and drive new application discovery.

“Today is a game-changing moment for the additive manufacturing community,” said Kent Rockwell, Chairman of ExOne. “I see incredible opportunity for our customers in working with Desktop Metal and look forward to supporting this new and combined business.”

Transaction Details:

Under the terms of the agreement, at closing, ExOne stockholders will receive total consideration of $575 million, consisting of $192 million in cash consideration and $383 million in share consideration of Desktop Metal common stock, subject to a collar mechanism on the share consideration component described below.

The share consideration component is subject to an exchange ratio adjustment if Desktop Metal’s 20-day volume weighted average price (VWAP) 3 days prior to closing is between $7.94 and $9.70. If the 20-day VWAP exceeds the higher end of that range, the exchange ratio will be fixed at 1.7522 per share, and if the 20-day VWAP goes below the lower end of that range, the exchange ratio will be fixed at 2.1416 per share. The final number of Desktop Metal shares estimated to be issued on a fully diluted basis will range between approximately 39.5 million and 48.3 million shares at closing. Upon closing of the transaction, current Desktop Metal shareholders will own between 85 and 88% and current ExOne shareholders are expected to own between 12 and 15% of the combined company, respectively.

Kent Rockwell, ExOne’s Chairman of the Board of Directors and largest shareholder has entered into a Support Agreement in which he will vote his 4.2 million shares in favor of the transaction.

The transaction, which has been unanimously approved by the Board of Directors of ExOne, is expected to close in the fourth quarter of 2021, subject to the approval of ExOne shareholders and satisfaction of customary closing conditions, including applicable regulatory approvals.

Credit Suisse Securities (USA) LLC is acting as exclusive financial advisor and Latham & Watkins is acting as legal advisor to Desktop Metal. Stifel is acting as exclusive financial advisor and McGuireWoods LLP is acting as legal advisor to ExOne.

More information about this transaction is available in the presentation at the Events & Presentations section of Desktop Metal’s IR site at https://ir.desktopmetal.com and on ExOne’s website at www.investor.exone.com.

Conference Call Information:

Desktop Metal will host a conference call with ExOne at 4:30 p.m. EST today to discuss the transaction, following discussion of each company’s second quarter 2021 financial results. Participants may access the call at 1-877-300-8521, international callers may use 1-412-317-6026, and request to join the Desktop Metal conference call. A simultaneous webcast of the conference call and the accompanying presentation may be accessed online from a link in the Events & Presentations section of https://ir.desktopmetal.com. A replay will be available shortly after the conclusion of the conference call at the same website.

About Desktop Metal:

Desktop Metal, Inc., based in Burlington, Massachusetts, is accelerating the transformation of manufacturing with an expansive portfolio of 3D printing solutions, from rapid prototyping to mass production. Founded in 2015 by leaders in advanced manufacturing, metallurgy, and robotics, the company is addressing the unmet challenges of speed, cost, and quality to make additive manufacturing an essential tool for engineers and manufacturers around the world. Desktop Metal was selected as one of the world’s 30 most promising Technology Pioneers by the World Economic Forum and named to MIT Technology Review’s list of 50 Smartest Companies.

For more information, visit www.desktopmetal.com.

About ExOne:

ExOne is the pioneer and global leader in binder jet 3D printing technology. Since 1995, we’ve been on a mission to deliver powerful 3D printers that solve our customers’ toughest problems and enable world-changing innovations. Our 3D printing systems quickly transform powder materials — including metals, ceramics, composites and sand — into precision parts, metalcasting molds and cores, and innovative tooling solutions. Industrial customers use our technology to save time and money, reduce waste, increase their manufacturing flexibility, and deliver designs and products that were once impossible. As home to the world’s leading team of binder jetting experts, ExOne also provides specialized 3D printing services, including on-demand production of mission-critical parts, as well as engineering and design consulting. Learn more about ExOne at www.exone.com or on Twitter at @ExOneCo.

Cautionary Note Regarding Forward Looking Statements:

This press release relates to a proposed business combination transaction between Desktop Metal, Inc. (“Desktop Metal”) and ExOne, Inc. (“ExOne”). This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts contained in this communication, including statements regarding the anticipated benefits of the proposed transaction, anticipated impact of the proposed transaction on Desktop Metal’s future results of operations and financial position, the amount and timing of synergies from the proposed transaction, the anticipated closing date, and other aspects of Desktop Metal’s operations or results, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this communication are only predictions. Desktop Metal has based these forward-looking statements on current information and management’s current expectations and beliefs. These forward-looking statements speak only as of the date of this communication and are subject to a number risks and uncertainties, including, without limitation, the following: the impact of the COVID-19 pandemic on Desktop Metal’s and ExOne’s business, including their suppliers and customers; the effect of the transaction (or announcement thereof) on the ability of Desktop Metal or ExOne to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom they do business; risks that the transaction disrupts current plans and operations; the ability of Desktop Metal and ExOne to consummate the proposed transaction in a timely manner or at all, including the ability to secure regulatory approvals; impact to Desktop Metal’s business if the transaction is not consummated; successful integration of Desktop Metal’s and ExOne’s businesses and realization of synergies and benefits; the ability of Desktop Metal to implement business plans, forecasts and other expectations following the completion of the transaction; risk that actual performance and financial results following completion of the transaction differ from projected performance and results; and business disruption following the transaction. A more fulsome discussion of the risks related to the proposed transaction will be included in the proxy statement/prospectus. For additional information about other risks and uncertainties that could cause actual results of the transaction to differ materially from those described in the forward-looking statements in this communication, and of Desktop Metal’s business, financial condition, results of operations and prospects generally, please refer to Desktop Metal’s reports filed with the Securities Exchange Commission (“SEC”), including without limitation the “Risk Factors” and/or other information included in the Form 8-K to be filed by Desktop Metal in connection with the transaction, the Form 10-Q filed with the SEC on August 11, 2021, the S-1/A Registration Statement filed with the SEC on July 12, 2021, and such other reports as Desktop Metal has filed or may file with the SEC from time to time. While the list of factors presented here is, and the list of factors presented in the proxy statement/prospectus will be considered representative, no such list should be considered to be a complete statement of all risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Except as required by applicable law, Desktop Metal will not update any forward-looking statements to reflect new information, future events, changed circumstances or otherwise.

No Offer or Solicitation:

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It:

In connection with the proposed transaction, Desktop Metal intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will include a preliminary proxy statement of ExOne and a prospectus with respect to shares of Desktop Metal’s common stock to be issued in the proposed transaction (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF DESKTOP METAL AND EXONE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. The final proxy statement/prospectus will be mailed to stockholders of ExOne. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Desktop Metal at its website, ir.desktopmetal.com, or from ExOne at its website, investor.exone.com.

Participants in the Solicitation:

Desktop Metal, ExOne and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning Desktop Metal’s participants is set forth in the proxy statement, filed June 17, 2021, for Desktop Metal’s 2021 annual meeting of stockholders as filed with the SEC on Schedule 14A and on certain of its Current Reports on Form 8-K. Information concerning ExOne’s participants is set forth in the proxy statement, filed April 1, 2021, for ExOne’s 2021 annual meeting of stockholders as filed with the SEC on Schedule 14A and on certain of its Current Reports on Form 8-K. Additional information regarding the interests of such participants in the solicitation of proxies, including direct and indirect interests, in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Desktop Metal Investor Relations:

Jay Gentzkow

(781) 730-2110

jaygentzkow@desktopmetal.com

Desktop Metal Media Relations:

Lynda McKinney

(978) 224-1282

lyndamckinney@desktopmetal.com

ExOne Investor Relations:

Monica Gould

(212) 871-3927

Investor.relations@exone.com

ExOne Media Relations:

Sarah Webster

(724) 516-2336

sarah.webster@exone.com